Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy closes purchase of additional interest in Fort Hills Project

All financial figures are in Canadian dollars

Calgary, Alberta (Feb. 2, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that it has closed the transaction to purchase an additional 14.65% working interest in the Fort Hills Project from Teck Resources Limited (“Teck”). As announced by TotalEnergies on January 27, 2023, TotalEnergies EP Canada Ltd. has provided notice of the exercise of its contractual right of first refusal to acquire the remaining 6.65% of Teck’s interest.

“I’m pleased to increase our ownership in the Fort Hills Project,” said Kris Smith, Interim President and Chief Executive Officer. “Our previously announced performance improvement plan is proceeding as expected and I am confident that with the execution of this plan we will realize the long-term value of this asset.”

The $688 million purchase price is subject to closing adjustments and is based on an effective date of November 1, 2022.

As a result of this transaction, Suncor and its affiliate’s aggregate share in the project is 68.76%. Suncor is the operator of the Fort Hills Project through an operating services contract. The Fort Hills Project is located in Alberta’s Athabasca region, 90 kilometres north of Fort McMurray.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include expectations regarding Suncor's acquisition of an additional 14.65% working interest in the Fort Hills Project, including expectations surrounding the performance improvement plan and Suncor's belief that with the execution of this plan that it will realize the long-term value of the asset. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2022 dated November 2, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com